Exhibit 1

Bulldog Investors General Partnership
Park 80 West - Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 / info@bulldoginvestors.com

December 26, 2007

Dorothy E. Bourassa, Corporate Secretary
Pioneer Municipal and Equity Income Trust
60 State Street
Boston, Massachusetts 02109

Dear Ms. Bourassa:

Bulldog Investors General Partnership (“BIGP”) holds of record 100 common shares of Pioneer Municipal and Equity Income Trust (the “Trust”) and beneficially owns approximately 5 million common shares.

Pursuant to Section 7 of Article III of the bylaws of the Trust, please be advised that we intend to present three proposals and three nominations for trustees at the 2008 annual meeting.  The proposals are:

1.	The investment advisory agreement between the Trust and Pioneer Investment Management, Inc. shall be terminated.

2.	The name of the Trust shall be changed to: “The Shareholder Friendly Trust.”

3.
   Commencing with the 2008 annual meeting, all expenses incurred to elect a nominee to the Board of Trustees who does not obtain at least 45% of the votes cast shall be borne by such nominee and not by the Trust.

The purpose of these proposals is to sever all ties between the Trust and the investment advisor and to deter waste of the Trust’s assets.

BIGP intends to be represented at the meeting by one or more principals of one or more of its general partners or by proxy to present our proposals and our nominations.

The Nominees are:

Phillip Goldstein (born 1945); 60 Heritage Drive, Pleasantville, NY 10570 – Since 1992, Mr. Goldstein has been an investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Offshore Ltd. and Full Value Special Situations Fund L.P.  He has been a director of the Mexico Equity and Income Fund since 2000 and Brantley Capital Corporation since 2001.

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 -- Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.; a director of MVC Capital, Inc.; a director of the Old Mutual 2100 fund complex (consisting of six funds); a director of Brantley Capital Corporation; and a director of AirNet Systems, Inc. since 2005.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 – Mr. Dakos is a self-employed investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Special Situations Fund L.P., and Full Value Offshore L.P.  He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

None of our nominees is an interested person of the Trust nor does any nominee personally own any shares of the Trust except that my wife and I jointly beneficially own 67,354 shares and my wife owns 5,500 shares.  Mr. Dakos and I are also principals of some of the entities that are general partners of  BIGP.  Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a director if elected.  There are no arrangements or understandings between BIGP and any of the above nominees or any other person(s) in connection with the nominations.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we can promptly provide it in order to cure any deficiency.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner